Exhibit 8.1

PRINCIPAL SUBSIDIARIES AND CONSOLIDATED AFFILIATED ENTITY OF THE REGISTRANT

Subsidiaries:	Place of Incorporation
Easy Skills Technology Limited*	Hong Kong
Skillful Craftsman Network Technology (Wuxi) Co., Limited*	PRC
Shenzhen Qianhai Jisen Information Technology Ltd.*	PRC
Le First Skillland Pte. Ltd.**	Singapore
Giga Learning Inc.	USA
Skilland Digital Intelligence Limited	Hong Kong

* On August 7, 2026, the Company entered into a Share Purchase Agreement (the “Agreement”) with Penguins Investing Carnival Ltd., a British Virgin Islands company (the “Buyer”) to transfer 100% equity interest of Easy Skill Technology Ltd. and all of its subsidiaries (with * next to it) to the Buyer for a total price of $4.5 million (the “Purchase Price”), which shall be paid in two installments: (i) 20% of the Purchase Price shall be paid within 5 business days of the Agreement and (ii) 80% of the Purchase Price shall be paid within 1 year from the date of the Agreement.

** Disposed on March 27, 2026